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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 17)*

Danaher Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

23585110

(CUSIP Number)

Michael G. Ryan

2099 Pennsylvania Avenue, NW, 12th Floor

Washington, DC 20006-1813

(202) 828-0060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 23585110	Page 2 of 8 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Equity Group Holdings LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 14,314,888 8. Shared Voting Power None 9. Sole Dispositive Power 14,314,888 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,314,888

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 23585110	Page 3 of 8 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Equity Group Holdings II LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,692,482 8. Shared Voting Power None 9. Sole Dispositive Power 3,692,482 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,692,482

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 2.4%

14.	Type of Reporting Person* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 23585110	Page 4 of 8 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Equity Group Holdings III LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power None 9. Sole Dispositive Power 0 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.00%

14.	Type of Reporting Person* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 23585110	Page 5 of 8 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Steven M. Rales

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8,288,331 8. Shared Voting Power 18,007,370 9. Sole Dispositive Power 8,288,331 10. Shared Dispositive Power 18,007,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,295,701

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 17.2%

14.	Type of Reporting Person* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 23585110	Page 6 of 8 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Mitchell P. Rales

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8,620,921 8. Shared Voting Power 18,007,370 9. Sole Dispositive Power 8,620,921 10. Shared Dispositive Power 18,007,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,628,291

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 17.4%

14.	Type of Reporting Person* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 23585110	Page 7 of 8 Pages

This Amendment No. 17 to Schedule 13D amends and supplements, in accordance with Rule 13d-2, the Schedule 13D and amendments thereto previously filed by and on behalf of the Reporting Persons.

This Amendment reflects a distribution of 12,000,000 Shares from Equity Group Holdings III LLC, which is owned by Steven M. Rales and Mitchell P. Rales, to separate sole member LLCs, which are also owned by Steven M. Rales and Mitchell P. Rales. Steven M. Rales and Mitchell P. Rales, through the LLCs, continue to own these shares.

Item	5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date hereof, Equity Group Holdings LLC is the beneficial owner of 14,314,888 Shares, representing approximately 9.4% of the 152,824,788 Shares outstanding on April 10, 2003, as represented in the Issuer’s Form 10-Q filed on April 17, 2003. As of the date hereof, Equity Group Holdings II LLC is the beneficial owner of 3,692,482 Shares representing approximately 2.4% of the 152,824,788 Shares outstanding on April 10, 2003, as represented in the Issuer’s Form 10-Q filed on April 17, 2003. As of the date hereof, Steven M. Rales is the beneficial owner of 26,295,701 Shares representing approximately 17.2% of the 152,824,788 Shares outstanding on April 10, 2003, as represented in the Issuer’s Form 10-Q filed on April 17, 2003. As of the date hereof, Mitchell P. Rales is the beneficial owner of 26,628,291 Shares representing approximately 17.4% of the 152,824,788 Shares outstanding on April 10, 2003, as represented in the Issuer’s Form 10-Q filed on April 17, 2003. The Shares beneficially owned by each of Steven M. Rales and Mitchell P. Rales include Shares pledged as collateral to secure a loan of Shares to each of them by Capital Yield Corporation (“CYC”).

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

Steven M. Rales and Mitchell P. Rales, through separate sole member LLCs, have entered into pledge agreements with respect to an aggregate 12,000,000 shares of the Issuer’s Common Stock previously held by them indirectly through Equity Group Holdings III LLC. Steven M. Rales and Mitchell P. Rales retain investment and voting power with respect to the pledged shares.

CUSIP No. 23585110	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2003

By:	/s/ Steven M. Rales
Steven M. Rales

By:	/s/ Mitchell P. Rales
Mitchell P. Rales

EQUITY GROUP HOLDINGS LLC

By:	/s/ Michael G. Ryan
Michael G. Ryan, Vice President

EQUITY GROUP HOLDINGS II LLC

By:	/s/ Michael G. Ryan
Michael G. Ryan, Vice President